SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): October 15, 2002

Adobe Systems Incorporated
(Exact name of Registrant as specified in its charter)

Delaware	**0-15175**	**77-0019522**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

**345 Park Avenue
San Jose, California 95110-2704**
(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(408) 536-6000**

ITEM 5. OTHER EVENTS.

On October 15, 2002, Adobe Systems Incorporated submitted to the Securities and Exchange Commission the Statements under Oath of Principal Executive Officer and Principal Financial Officer in accordance with Commission Order No. 4-460 (June 27, 2002) requiring the filing of sworn statements pursuant to Section 21(a)(1) of the Securities and Exchange Act of 1934.

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

(c) Exhibits.

99.1	Statement Under Oath of Bruce R. Chizen, Chief Executive Officer of Adobe Systems Incorporated, Regarding Facts and Circumstances Relating to Exchange Act Filings.
99.2	Statement Under Oath of Murray J. Demo, Chief Financial Officer of Adobe Systems Incorporated, Regarding Facts and Circumstances Relating to Exchange Act Filings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ADOBE SYSTEMS INCORPORATED

Date: October 15, 2002

By: /s/ KAREN O. COTTLE

Karen O. Cottle
Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description
99.1	Statement Under Oath of Bruce R. Chizen, Chief Executive Officer of Adobe Systems Incorporated, Regarding Facts and Circumstances Relating to Exchange Act Filings.
99.2	Statement Under Oath of Murray J. Demo, Chief Financial Officer of Adobe Systems Incorporated, Regarding Facts and Circumstances Relating to Exchange Act Filings.